Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended
(Dollars in Millions)	Apr 1, 2017	Apr 2, 2016
Earnings[1]	$3,861	$2,549
Adjustments:
Add - Fixed charges	223	240
Subtract - Capitalized interest	(67)	(22)
Earnings and fixed charges (net of capitalized interest)	$4,017	$2,767

Fixed charges:
Interest[2]	$146	$208
Capitalized interest	67	22
Estimated interest component of rental expense	10	10
Total	$223	$240

Ratio of earnings before taxes and fixed charges, to fixed charges	18x	12x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.